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SEC Mail Processing Section

MAR 02 2021

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	OH	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Guerette — (617) 848-3936 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Guerette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JOSHUA S. SLEPKOW
NOTARY PUBLIC - RHODE ISLAND
ID # 59207
MY COMMISSION EXPIRES 10/23/2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND EXEMPTION REPORT

For the year ended December 31, 2020

-CONTENTS-

EY
Building a better working world

Ernst & Young LLP
221 East. 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To those charged with governance and the Member of Ultimus Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules A, B, and C has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether

such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

February 25, 2021

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$ 436,130
Accounts receivable, net of allowance for doubtful accounts of $3,236	247,460
Due from affiliates	28,865
Prepaid expenses	28,331
Total assets	$ 740,786

LIABILITIES & MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 43,581
Due to affiliates	55,373
Total liabilities	98,954
MEMBER'S EQUITY	641,832
Total liabilities and member's equity	$ 740,786

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2020

REVENUE:	
Distribution fees	$ 1,044,718
License fees	29,358
Underwriting fee revenue	6,054
Other revenue	6,356
Total revenues	1,086,486
EXPENSES:	
Management fees	660,000
Professional fees	44,474
Software expense	34,831
Other expense	22,629
Registration fees	21,530
Total expenses	783,464
NET INCOME	$ 303,022

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

BALANCE AT JANUARY 1, 2020	$ 818,810
Net income	303,022
Distributions to Member	(480,000)
BALANCE AT DECEMBER 31, 2020	$ 641,832

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	303,022
Adjustments to reconcile net income to net cash flows provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable		(87,690)
Due from affiliates		(8,348)
Prepaid expenses		11,833
Decrease in liabilities:		
Accounts payable and accrued expenses		(10,832)
Due to affiliates		(66,358)
NET CASH PROVIDED BY OPERATING ACTIVITIES		141,627
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member		(480,000)
NET CASH USED IN FINANCING ACTIVITIES		(480,000)
NET DECREASE IN CASH		(338,373)
CASH AT BEGINNING OF THE YEAR		774,503
CASH AT END OF THE YEAR	$	436,130

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2020

Note 1 - Organization and Nature of Business

Ultimus Fund Distributors, LLC ("UFD" or the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. UFD is an Ohio limited liability company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Member"). The ultimate parent of the Member is The Ultimus Group, LLC ("Ultimus Group"). UFD began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. UFD serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2020, or during the year then ended.

Note 2 – Summary of Significant Accounting Policies

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP").

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE
The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. Balances greater than 90 days are evaluated for collectability, and any reserve is recorded as bad debt within other expense on the statement of operations. During the year ended December 31, 2020, the Company recognized bad debt expense of $3,861, charged off $625 of uncollectible receivables, and ended the year with an allowance for doubtful accounts of $3,236 at December 31, 2020.

DISTRIBUTION AND LICENSING FEE REVENUE
The Company contracts with mutual fund groups under distribution agreements. The services performed under the distribution agreements include serving as a mutual fund's distributor, qualifying as a broker dealer under all applicable state and/or federal laws in order that the fund's shares may be sold, establishing NSCC FundServ participation membership, processing service and/or distribution fees (12b-1) and transaction-based commissions. The services may also cover the preparation of board and management reports on behalf of each mutual fund's distribution activities. Distribution fees and licensing fees are generally charged at a flat annual fee or an asset-based fee for each mutual fund and are recognized as services are provided and billed on a monthly basis in arrears.

UNDERWRITING FEE REVENUE

The Company earns revenue from the sales of securities in which it acts as an underwriter. Underwriting income is recognized on the trade date of the security as all performance obligations have been satisfied as of the date of the trade, and control and benefit of the security has been transferred.

SUPERVISION FEE REVENUE

The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees. The related revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled. Supervision monitoring is an ongoing process over the annual term and the resulting revenue is included in other income on the statement of operations.

INCOME TAXES

The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member. The 2017 through 2019 tax years remain subject to examination by the Internal Revenue Service.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2020, no such interest and penalties were recognized.

REGISTRATION FEE EXPENSE

The Company incurs registration fees for FINRA and various state licensing requirements. Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period.

COST REIMBURSEMENT

Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives, including FINRA fees and Central Registration Depository ("CRD") advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent pass-through items and are recorded net with no impact to the Company's financial statements.

CASH

Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by depositing cash with major financial institutions.

SEGMENT REPORTING

The Company operates as a mutual fund distributor in one business segment. The determination of one segment is based on the review of the Company's financial performance and allocation of its resources on an aggregate level by the chief executive officer, who is the chief decision maker.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-14, "Measurement of Credit Losses on Financial Instruments", which introduces the current expected credit loss methodology ("CECL"). This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. The Company adopted the standard on January 1, 2020 using the modified retrospective approach. Adoption of the standard did not have a material impact on the Company's financial statements.

Note 3 - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, by providing certain administration, personnel, accounting, and legal services. A $55,000 monthly management fee is paid to the Member under the Cost Assumption Agreement for the use of facilities, equipment, personnel and services based generally on direct payroll costs incurred. The total management fee equaled $660,000 for the year ended December 31, 2020.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $28,865 relates to software and compliance expenses paid by the Company on behalf of affiliated entities and reimbursable funds at affiliated entities.

The due to affiliates balance of $55,373 relates to management fees payable to the Member and expenses paid by an affiliated entity that the Company will reimburse.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2020, the Company had net capital of $337,176 which was $312,176 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 29%. The Company intends to pay distributions to its Member during 2021, subject to applicable regulatory requirements and approvals.

Note 5 – Commitments and Contingencies

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2020.

Note 6 – Risk and Uncertainties

The extent to which COVID-19 impacts the Company's business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions, including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31,2020 and through the date of this report. While there was not a material impact to the Company's financial statements as of and for the year ended December 31, 2020, the Company's future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company's financial statements in future reporting periods.

Note 7 – Concentration of Revenue and Accounts Receivable

For the year ended December 31, 2020, two customers comprise both 25% of the Company's revenues and 14% of outstanding receivables.

Note 8 – Subsequent Events

The subsequent events for the Company have been evaluated by management through February 25, 2021, the date the financial statements were issued. No subsequent events occurred through this date, other than those disclosed below:

The Company distributed excess net capital of $60,000 and $40,000 to the Member on January 4, 2021 and February 17, 2021, respectively.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1
December 31, 2020

Computation of Net Capital

Total member equity from Statement of Financial Condition	$	641,832
Deductions for nonallowable assets:		
Receivable from customers		(247,460)
Receivable from affiliates		(28,865)
Prepaid expenses		(28,331)
		(304,656)
Net Capital	$	337,176

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	98,954
Percentage of aggregate indebtedness to net capital		29.35%

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	6,597
Minimum dollar net capital requirement	$	25,000
Net capital requirement (greater of the two above)	$	25,000
Excess net capital (net capital less minimum net capital)	$	312,176
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	307,176

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2020 filed on January 25, 2021.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2020

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2020

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

EY
Building a better working world

Ernst & Young LLP
221 East 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Ultimus Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Ultimus Fund Distributors, LLC Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):((2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2021

Ultimus Fund Distributors, LLC
Exemption Report

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020, without exception.

Ultimus Fund Distributors, LLC

I, Stephen Preston, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Steve Preston

Stephen Preston
Chief Compliance Officer
Financial and Operations Principal

February 25, 2021